Filed by CyberCash, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: CyberCash, Inc.

Commission File No. 0-27470

The following is a transcript from a conference call held by CyberCash, Inc. and Network 1 Financial Corporation on December 14, 2000 announcing their execution of a definitive merger agreement.

CyberCash plans to file a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the merger, and CyberCash expects to mail a proxy statement/prospectus to the stockholders of CyberCash and Network 1 containing important information about the merger. Investors and security holders of both CyberCash and Network 1 are advised to read the Registration Statement and proxy statement/prospectus carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents and other documents filed by CyberCash at the Securities and Exchange Commission’s web site at http://www.sec.gov. The Registration Statement, proxy statement/prospectus and other such documents may also be obtained from CyberCash by directing such requests to the company.

CyberCash and its officers and directors may be deemed to be participants in the solicitation of proxies from CyberCash’s stockholders with respect to the merger. Information regarding these officers and directors, including a description of any interests that such directors and executive officers have in the merger, will also be included in the Registration Statement and proxy statement/prospectus to be filed with the Securities and Exchange Commission.

ROBINSON LERER MONTGOMERY

December 14, 2000
9:00 a.m. CST

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Host: Farrell Kramer
December 14, 2000/9:00 a.m. CST

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the Cyber Cash, Incorporated and Network One Financial teleconference. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. As a reminder, today’s conference is being recorded. I would now like to turn the conference over to our host, the Director of Marketing and Communications, Mr. Craig Sablosky. Please go ahead, sir.

C. Sablosky	Welcome to the Cyber Cash/Network One Financial merger conference call. Speaking to you this morning will be Bill Melton, Chairman of Cyber Cash; Bill Wade, President and CEO of Network One Financial, and John Kearns; Chief Financial Officer of Cyber Cash. Dan Lynch, a board member of Cyber Cash, will be available during the Q&A session.

This call will include statements that are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. They are based on the company’s current expectations and are subject to a number of uncertainties and risks. The company’s actual results may differ materially. The uncertainties and risks relate to failure to complete the merger, the integration in management of Network One Financial

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Operations following the completion of the merger, the pace of growth of Internet commerce, the development by the company and its competitors of new products and services, the integration by Cyber Cash of its different products and services offerings, strategic decisions by major participants in the industry, competitive pricing pressures, legal and regulatory developments and general economic conditions.

Further information about these and other relevant risks and uncertainties may be found in the company’s annual report on form 10-K and its other filings with the Securities and Exchange Commission. All of which are available from the Commission and from the company’s Worldwide Web site, as well as other sources, including a proxy statement, respective Cyber Cash intends to file with the Commission in connection with the merger.

With that, I will turn the call over to Bill Melton, Chairman of Cyber Cash.

B. Melton	Good morning. I’d like to welcome you to our joint Cyber Cash/Network One Financial conference call. As you have seen from our press release,

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we have some exciting news. We are entering a new era in the electronic payment business. Cyber Cash is merging with Network One Financial, one of the true leaders in the transaction processing and Internet payment space.

The combination of Network One and Cyber Cash creates an entirely new company with an entirely new value proposition. This acquisition fundamentally changes the economics of our business. Instead of earning pennies a transaction by connecting merchants with payment processors, we are becoming both a gateway and a back end processor, capturing a percentage of the transactions going through our system.

In our first 12 months as a combined company, the new Cyber Cash expects to report annualized revenues of more than $100 million. That is just the beginning. We will talk to you in detail about the combined company strategy and outlook in a few minutes.

First, it is my pleasure to introduce to you Bill Wade, Founder, President, and Chief Executive Officer of Network One. Bill will become President and CEO of our new company. Bill will also join our Board of Directors.

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Bill will speak to you this morning about the promise of our new Cyber Cash and how he and our combined management team will turn that promise into a reality.

Bill is an entrepreneur, founding Network One and transforming it from a mortgage lender to a strong player in the Internet and transaction processing space. You will get to know him both as a visionary and as a hands-on leader. I could not have more confidence in his ability to lead this new company. Incidentally, Bill will also become the new Cyber Cash’s largest stockholder, and as such, will have a powerful focus on shareholder value.

Both Network One and Cyber Cash are pioneers in the Internet space. Both have similar cultures that will mesh nicely. Senior managers of Cyber Cash and Network One will work side by side to combine these two companies in what is really a one plus one equals three transaction.

Our goal is to provide both Internet and physical world merchants with the most fully integrated payment solution in the industry. We think we have that solution and we will work hard going forward to market it efficiently

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and to keep it on the industry’s leading edge. Our focus is simple; it is our customers. What they want from us is a service that is simple, fast, dependable and easy.

Before I turn this call over to Bill, I would like to take a moment to acknowledge the tremendous contributions Jim Conden has made during his years at Cyber Cash. Jim has brought this company a powerful market focus, fiscal responsibility and a strong core Internet payment business that is the best in the business. We would not be in a position to take this step if it were not for Jim’s efforts. We all wish him the best as he moves on to his next endeavor.

As we complete the merger process, Dan Lynch, a fellow founder and a board member of Cyber Cash, will serve as interim CEO. Dan knows this company as well as anyone. He is a great choice to keep Cyber Cash moving forward as we close this transaction.

Now let me turn this call over to Bill Wade, our incoming CEO, to share his thoughts on this merger and to give you a feel for what the new Cyber Cash can achieve. He will be followed by John Kearns, our Chief

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Financial Officer, who will discuss the transaction itself in detail. Then afterwards, Bill Wade, John Kearns, Dan Lynch and I will be available to answer your questions.

Bill?

B. Wade	Thank you, Bill. It is a pleasure to be here today to address this groundbreaking merger. I share Bill’s excitement about the opportunity the combination of our two great companies creates as we enter into a new era in the Internet payment business.

This transaction is designed to create a single company that offers the industry’s most fully integrated payment solution, one stop shopping for both Internet and physical world merchants. As Bill mentioned, this merger provides us with an opportunity to earn a percentage of the transactions that will pass through our system. Given the Internet commerce’s expected growth, this will be quite considerable. The dollar value of all US business to consumer Internet transactions is expected to grow from nearly $39 billion this year to more than $184 billion in 2004, according to Forrester Research. Business to business Internet space trade

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in the US is expected to grow from $336 billion to $4.6 trillion by 2004, according to Jupiter Communications.

You can see how compelling it is to earn a percentage off of the top in addition to the core revenues that the Cyber Cash gateway enjoys today.

What we are talking about here is truly a new company with an extremely powerful financial picture. Let me review our prospective in brief. We expect tremendous revenue up side with more than $100 million in annualized revenue from our first 12 months as a combined company. We expect to be cash flow positive in the third quarter of 2001, once our merger integration is complete.

Before I go on, let me take a moment to talk to you about Network One since we are a private company. Network One Financial got into the payment processing business in a round about way. We entered payments as a secondary line of business to complement our primary mortgage banking business. We eventually found the opportunity was so great that we decided to make both Internet and physical world payments our primary focus.

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Today, we are out of the mortgage business entirely and have been able to sustain strong growth rates within the payment processing business alone. Our revenues jumped from $7.8 million in 1999 to more than $24 million expected this year.

Network One is a leading provider of merchant processing services for both business to consumer and business to business markets. We provide merchant account and transaction settlement as well as processing through our acquiring banks for all major credit cards.

One of our unique attributes is our alternative payment processing products that address the business to business space. Network One’s Internet gateway supports not only bankcard processing, but also ACH, or electronic checks originated over the Internet. The combined Cyber Cash will address the current and future needs of settling the largest density of the future Internet transaction space, business to business.

ACH is a very efficient and low cost method of settling transactions between financial institutions, used by the US banking systems for inner-

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bank and fund transfer transactions. Coupling this transaction type with an Internet gateway ensures a secure transaction at a significantly lower cost than bankcards.

We believe a one-stop shop opportunity for merchants will make it far easier to promote, enroll and service our future clients with far less confusion for the merchant. Over the past two years, the single largest complaint that contributed to our mission to become this one-stop shop was merchants complaining that they are inconvenienced by having to deal with so many different relationships to achieve an online bankcard relationship. We are addressing this concern through this exciting merger today.

Another key strength of the new Cyber Cash comes from the tremendous benefits of a back yard merger. Cyber Cash and Network One are literally within minutes of each other, which will make melting of our organizations much easier than your typical merger.

Finally, one of the most compelling benefits in my mind, and one that Bill Melton mentioned earlier, is the fact that Network One and Cyber Cash,

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both with long histories and evolutions give Internet payments our perfect compliment from one another. Our cultures will blend well together.

Our combined management team believes a truly one plus one transaction equals three in this case. Together, we will promote unparalleled payment technology coupled with full financial services support, create a one stop solution for merchants accepting payments online, provide a secure, convenient, fully automated payment system for processing Internet transactions, including the acquisition of a merchant account, fully support the current and future needs of both the B2C and B2B merchants. Specifically ACH services, or Internet Check, offer superior risk management tools, which are important to mitigate the risk of merchant processing business. Let me speak to this briefly.

We achieved the highest level of risk control through velocity and rules based exception parameters that are built right into our gateway. We set up each merchant under a risk profile and incorporate proprietary methodologies and systems that enable us to monitor Internet merchant site content and changes. Our systems ensure us that when we approve a basket weaving company, the company continues to sell baskets. If they

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change their line of business to a product or service that we feel is high risk in nature, our analysts will identify this to our risk tools and take corrective action with the merchant.

These tools ensure proper mitigation for Internet accounts. It should be noted that these tools are unique to our combined companies alone. We know of no other Internet acquiring provider that has the range of risk management competencies that the new Cyber Cash will enjoy competitively.

Moving on, together the two companies will also have a dynamic reporting function that allows merchants to track activity on their sites 24 hours a day and offers merchants potential cost savings as part of this complete integrated solution.

To understand this merger, it is really important to understand the payment space and its components. Merchants looking to transact business over the Internet need payment processing services, which means they need a secure payment gateway. Traditionally, the secure payment gateway providers have typically advised their gateway merchant prospects to go

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elsewhere to get their merchant account. In effect, the gateway provider is referring these merchants to their local bank or to an independent service provider. At the end of the day, there may be as many as five separate entities that contribute to the final solution.

Our solution rolls all of these functionalities into one single source that will manage this process for the merchants. For high technology, we have created a simple solution for what is otherwise a very complicated environment. The merchant deserves this.

Our system offers even more advantage, not only the ability to accept credit cards over the Internet but also electronic checks for consumers without credit cards. We also offer savings for businesses through offering ACH as an alternative payment-processing product. The cost for this product is generally 50% less than the cost of a credit card transaction. We know of no other provider that offers such a comprehensive solution.

The opportunity for a single company to provide these services in a seamless way is tremendous. Let’s look at the pre-merger Cyber Cash model for a moment. When we estimate the total dollar value of

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transactions Cyber Cash will handle this year in the Internet space, excluding software, the company gave away about $90 million in revenues to other companies that provided settlements and processing services. That’s right, I said $90 million in revenue that would have been captured if Cyber Cash and Network One had together been servicing those same merchants.

Going forward, we will win just this type of business. Let me explain how this works. As you know, Cyber Cash has been in the business of bringing Internet and physical world transactions from the merchant to the processor. It is the back end settlement providers, such as Network One, that provides retailers and Internet businesses with a merchant account and actually settle transactions working with the banks that issue the credit cards.

For service, Cyber Cash charges a flat fee, a per transaction fee that amounts to pennies a transaction. Network One, for its processing service alone, takes a percentage off the transaction that moves through the system in addition to the customary gateway fees.

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Let’s do some math on this. Let’s use a conservative figure of say, 2% for the percentage fee collected by processors like Network One. In an industry where the average transaction is $70.00, that amounts to $1.40 a transaction. Multiply by say 10 million transactions, and you’ve got revenues of more than $14 million. If, on the other hand, you only make $0.09 a transaction such as typical gateway services charge, you would get only $900,000 in revenues from those same 10 million transactions. The difference here is $14 million and $900,000. That’s what the combination of this company merger means to our top line growth.

Why does this particular combination make sense? Cyber Cash, as an industry leader in the Internet payment services and software, has tremendous brand value and an existing customer base of 27,000 merchant accounts. Together with Network One, our two companies handled an estimated $3 billion plus in transactions for the year 2000.

Going forward, we will begin driving more of these transaction dollars to ourself. This is great news for our company’s growth, our employee’s growth and our shareholders. In fact, in some cases, we may be willing to discount our gateway services in order to win customers for a more

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lucrative settlement and processing business. We can do this because of the very efficient structure we are building into the new Cyber Cash.

Today’s transaction is not only great news for all of us and our shareholders; it is great news for the merchant. The new Cyber Cash will be able to offer the industry’s most fully integrated payment solution providing both a core gateway service as well as an all in one solution for getting merchant accounts and back end processing services in the hands of our most important asset, our customers.

This transaction significantly improves the merchant experience as well as our own economics. Let me turn quickly to some of the top line mechanics of the transaction. This transaction is structured as a merger of equals, with Network One receiving Cyber Cash shares. The combined company, as stated in the press release, will be called Cyber Cash. Even this does not give you a true sense of how complete an integration our two companies will have undertaking here.

First, we will be combining the two companies’ technologies into a common solution. In fact, we are looking to begin before the transaction

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even closes, with a revenue sharing arrangement that will allow us to offer seamless service to all new merchants. Top management is well integrated, taking the best of the breed and the brightest talent from both teams. Third, our new board of directors will include the combination of Network One and Cyber Cash members led by Cyber Cash’s charismatic and visionary founder, Mr. Bill Melton.

We will keep you informed as we work through our integration process to give you good feel for what the new Cyber Cash will look like as we’re going forward. As we stated in our press release, we expect this transaction to close in the first quarter of 2001, pending customary closing conditions and our shareholder approvals.

Before I turn the call over to John, I’d like to reiterate a few points. This merger will create a single entity offering the industry’s most complete integrated payment solution, a one-stop shop model for merchants that want to do business over the Internet.

This transaction fundamentally changes the economics of our business, a broader range of income opportunity. We are becoming both a gateway

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and a back end settlement provider, capturing a percentage of every transaction that we process. We expect tremendous revenue up side, with more than $100 million in annualized revenue for the first 12 months as a combined company.

We expect to be cash flow positive in the third quarter of 2001, once our merger efforts are complete. Finally, we will end up as the leading technology company in the e-payment space.

That is tremendous opportunities to mind the Internet niche while enjoying the conversion of brick and mortar businesses into the Internet age. This will yield a merchant density of bricks and clicks clients for the new Cyber Cash. In effect, we will enjoy multiple revenue streams from our client base. This is where our efforts are going to reside in the coming year.

With that, and with a lot of enthusiasm and excitement in this transaction, I would like to turn this call over to John Kearns, our combined company’s CFO.

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J. Kearns	Thank you, Bill. As Bill Melton and Bill Wade discussed, the Cyber Cash/Network One merger represents a win-win transaction for our customers, shareholders and employees. It creates numerous new revenue opportunities, it ensures our near term operating profitability and most importantly, it establishes Cyber Cash’s place as a leading player in the rapidly evolving e-commerce sector.

Under the terms of the merger agreement signed this morning, shareholders that have privately held Network One will receive Cyber Cash shares representing 50% of the equity of the merged company on a fully diluted basis. Cyber Cash will continue in existence as the surviving company and all existing Cyber Cash shares will remain outstanding.

The deal is structured as a tax-free reorganization and will be accounted for as a purchase. As Bill mentioned, the merger is subject to approval by the shareholders of both companies and will be described fully in solicitation materials to be filed with the SEC next month. The transaction is expected to close in the first quarter.

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Having framed the terms of the deal, let’s walk through the logic of this business combination from a financial perspective. First and foremost, the Cyber Cash/Network One merger translates into a number of new revenue opportunities for Cyber Cash that cement the company’s past to cash flow profitability and makes this a highly accretive transaction for Cyber Cash’s stockholders.

Inasmuch as we will be able to offer the most convenient and most cost effective Internet payment solution available, we expect to achieve a higher conversion on the substantial number of sales leads that flow to the company each month. We will continue to offer our Internet payment service on an ala carte basis for merchants who already have an acquired relationship. But for the large cross section of merchants who do not have merchant accounts, we think Cyber Cash will be the preferred solution. This will result in a higher transaction revenue from our core gateway processing business.

We also see a significant revenue opportunity in our software business. Since the merger allows us to package our best selling payment software applications with pre-established merchant accounts, our software

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offerings become even more compelling. We expect this to translate into increased unit sales for both ... and our Web ... product line.

And last but not least is the revenue opportunity from the merchant accounting operation itself. Bill already illustrated how this change to Cyber Cash’s business model allows us to begin receiving a discount on each dollar processed through a Cyber Cash merchant account, resulting in incremental revenue of $1.31 on a theoretical $70.00 transaction.

To put this opportunity in perspective, as Bill Wade pointed out earlier, together, Cyber Cash and Network One are on track to process over $3 billion in volume this year. Taking into account the cumulative potential of these new revenue opportunities and the continued strong growth anticipated in our respective core businesses, the company launched through this merger expects to achieve top line revenues in excess of $100 million during its first year of operation. This represents a 100% increase over what the companies will do independently during 2000, and illustrates the synergistic earnings power of the combined organization.

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In addition to driving revenue growth, the merger also cements the company’s past to cash flow profitability. The companies share frugal operating philosophies and given the companies’ close proximity here in Northern Virginia; the merger creates numerous operating efficiencies in both facilities and personnel.

More over, Network One has invested heavily in proprietary back office automation that will allow the combined company to scale extremely efficiently from a cost standpoint. And given Network One’s market strength as one of the country’s largest privately held non-bank acquirers, Cyber Cash will enjoy very competitive pricing from its processing and merchant accounting vendors. These efficiencies should allow the combined company to produce positive cash flow from operations beginning in the third quarter once the integration is complete.

In addition to making compelling financial sense, this merger establishes Cyber Cash as the first mover in what we see as the imminent consolidation of e-commerce services into vertically integrated organizations offering end-to-end solutions. Only by converging front end e-market places, store fronts, postings, and other enablement

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functionalities with gateway processing and back end settlement services can e-commerce providers offer competitive B2B and B2C solutions and still make a profit in the long term.

Summing up our collective resources to be profitable long-term, together we have payment technologies second to none. We have scale across our 50,000 merchant merchantbase. We have a competitive advantage inherent in the strongest brand name in e-commerce. We have a healthy and robust business model, and most importantly, we have tremendous depth across an experienced, dedicated and creative work force as well as the continued support and guidance of industry visionaries such as Bill Melton and Dan Lynch.

These advantages will ensure Cyber Cash’s ever-increasing leadership roll and will fuel our success and profitability as we move into the next chapter for our company.

With that, I would like to open up the call for questions. After the Q&A we will have some closing remarks from our new CEO, Bill Wade.

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Moderator	Our first question comes from Adam Holt of Chase. Please go ahead.

A. Holt	Good morning and congratulations on what looks like a great combination.

B. Wade	Thank you, Adam.

A. Holt	The first question is financial. You gave some top line dynamics for Network One, but you didn’t give any insights into the cost side. Is Network One currently profitable and what are the operating dynamics there?

B. Wade	At the current trends for Network One, our cash flow positive as a stand-alone unit was expected for second quarter of 2001. We have been at a very rapid run rate in terms of our top line growth, have invested heavily into expanding our Internet competencies, which really have lead to this transaction, Adam. We feel very confident that our expansion and growth into cash flow positive is going to have a very positive effect in this transaction.

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A. Holt	Who does Network One consider to be its closest competitors? And the derivative question is how does the new relationship impact Cyber Cash’s existing relationships with other merchant acquirers?

B. Wade	Good question. Network One, due to its variety of competencies within one entity, Adam, we look at our competitors across several different lines. Our processing side, you have the likes of financial institutions, independent service organizations such as Nova or Concord EFS. In the gateway areas, Network One does manage a secure Internet gateway very similar to the Cyber Cash model, which we are blending those two models into a single entity. Certainly, Cyber Cash, Cyber Source and others would be reflected as competitors.

From the standpoint of some of our alternative payment processing products such as ACH, I think you find that the density of those competitors, you find them in the financial area. We find that this merger is really the solution that enables us to compete across all of those lines. We are excited about it.

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A. Holt	I guess the second question was how does the new combination impact Cyber Cash’s relationships with other merchant acquirers?

B. Wade	Well, we believe that the other merchant acquirers are going to continue to get the superior service that Cyber Cash has provided within its services and software business. Where we are looking to take advantage of expanded opportunities, Adam, is Cyber Cash currently gets approximately 7,000 calls monthly, independently from merchants that are seeking a full service scope today. We believe that those merchants can be turned into clients that not only subscribe to either software or services, but also into the back end settlement process as well.

A. Holt	And finally, I guess there is going to be a number of different areas in the cross platform where there is a technical integration challenge. When do you see the combined platform being ready to go out and market to customers? What are the, as you see them, the major risks there in integration?

B. Wade	The combined platform planning has already begun. We have provided efforts to look at the best of breed of what each system provides. We

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believe that in the first quarter we will be able to blend the competencies as it relates to risk management, a further expansion into a more robust ACH solution. Those services will be up and running.

In the long term, by end of second quarter, we believe that full integration should be able to be achieved.

A. Holt	Great. Thank you very much.

B. Wade	Thank you, Adam. No more questions for us?

Moderator	I’m showing no additional questions at this time.

B. Melton	We’d like to thank everybody for joining us today. We are very excited about the opportunities that exist. We will continue to communicate details as our combination moves forward. What I’d like to do is close by reiterating a few key themes of the transaction.

This merger will create a single entity offering the industry’s most fully integrated payment solution, again, a one-stop shopping model for

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merchants that want to do business on the Internet. This transaction fundamentally changes the economics of our business, providing us a broader range of income opportunities. We are becoming both gateway and back end solutions, capturing a percentage of transactions that we drive through our gateway. We expect tremendous revenue up side with more than $100 million in annualized revenue the first 12 months as a combined company. We expect to be cash flow positive in the third quarter of 2001, once our merger efforts are complete.

I would like to thank everybody for being on this call today to learn about the new Cyber Cash. We look forward to communicating more efforts in the future.

Moderator	Ladies and gentlemen, this conference will be available for replay beginning today, Thursday, December 14, 2000 at 1:30 p.m. EST and will run through January 14, 2001 at midnight. You may access the AT&T Executive Playback Service by dialing 1-800-475-6701 or (320) 365-3844. For either number, enter the access code 558818.

That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference.